Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Second Quarter 2026 Unaudited Financial Results

•	A total of 2,175 hotels, or 242,526 hotel rooms, in operation as of June 30, 2026.

•	Net revenues for the second quarter of 2026 increased by 41.4% year-over-year to RMB3,490 million (US$514 million).

•	Net income for the second quarter of 2026 increased by 29.0% year-over-year to RMB548 million (US$81 million).

•	Adjusted net income (non-GAAP)[1] for the second quarter of 2026 increased by 30.8% year-over-year to RMB558 million (US$82 million).

•	EBITDA (non-GAAP)[2] for the second quarter of 2026 increased by 33.3% year-over-year to RMB810 million (US$119 million).

•	Adjusted EBITDA (non-GAAP)[3] for the second quarter of 2026 increased by 34.6% year-over-year to RMB821 million (US$121 million).

SHANGHAI, China, August 20, 2026 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading lifestyle group in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter of 2026 Highlights

As of June 30, 2026, there were 2,175 hotels with a total of 242,526 hotel rooms in operation across Atour’s hotel network, representing increases of 19.2% and 18.4% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of June 30, 2026, there were 811 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB438 for the second quarter of 2026, compared with RMB433 for the same period of 2025 and RMB427 for the previous quarter.

The occupancy rate4 was 76.2% for the second quarter of 2026, compared with 76.4% for the same period of 2025 and 70.6% for the previous quarter.

The revenue per available room4 (“RevPAR”) was RMB345 for the second quarter of 2026, compared with RMB343 for the same period of 2025 and RMB312 for the previous quarter.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

The revenue generated from our retail business was RMB1,575 million for the second quarter of 2026, representing an increase of 63.2% year-over-year.

“In the second quarter of 2026, we steadily advanced our new three-year ‘Chinese Experience, Brand-Led Excellence’ strategy, achieving sustained breakthroughs in both our hotel and retail businesses,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “For our hotel business, we adhered to the ‘quality-first’ principle and strictly controlled project quality. By the end of the second quarter, our total number of hotels in operation reached 2,175. We continued to refine our products and experiences around each brand’s distinct positioning, and our differentiated brand strengths gained broad market recognition. Meanwhile, our retail business sustained its strong growth momentum. Retail revenue was RMB1.57 billion in the second quarter, up 63% year-over-year. Atour Planet further consolidated its advantages in core categories and continued to expand its product portfolio.”

“Looking ahead, we remain committed to a long-term approach, continuously improving product quality around user needs, strengthening brand and organizational capabilities, further consolidating the competitiveness of both our hotel and retail businesses, and achieving higher-quality sustainable development,” concluded Mr. Wang.

Second Quarter of 2026 Unaudited Financial Results

(RMB in thousands)	Q2 2025	Q2 2026
Revenues:
Manachised hotels	1,299,194	1,725,369
Leased hotels	149,597	131,915
Retail	964,849	1,574,522
Others	54,909	58,541
Net revenues	2,468,549	3,490,347

Net revenues. Our net revenues for the second quarter of 2026 increased by 41.4% to RMB3,490 million (US$514 million) from RMB2,469 million for the same period of 2025. The increase was mainly driven by growth in the manachised hotel and retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the second quarter of 2026 increased by 32.8% to RMB1,725 million (US$254 million) from RMB1,299 million for the same period of 2025. The increase was primarily driven by our ongoing hotel network expansion and supply chain business development. The total number of our manachised hotels increased from 1,800 as of June 30, 2025 to 2,156 as of June 30, 2026.

•	Leased hotels. Revenues from our leased hotels for the second quarter of 2026 decreased by 11.8% to RMB132 million (US$19 million) from RMB150 million for the same period of 2025. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization. The total number of our leased hotels decreased from 24 as of June 30, 2025 to 19 as of June 30, 2026.

•	Retail. Revenues from retail for the second quarter of 2026 increased by 63.2% to RMB1,575 million (US$232 million) from RMB965 million for the same period of 2025. The increase was driven by growing recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

•	Others. Revenues from others for the second quarter of 2026 increased by 6.6% to RMB59 million (US$9 million) from RMB55 million for the same period of 2025.

(RMB in thousands)	Q2 2025	Q2 2026
Operating costs and expenses:
Hotel operating costs	(893,231)	(1,198,048)
Retail costs	(450,542)	(765,135)
Other operating costs	(6,593)	(5,198)
Selling and marketing expenses	(392,847)	(605,945)
General and administrative expenses	(89,546)	(129,917)
Technology and development expenses	(42,574)	(56,838)
Total operating costs and expenses	(1,875,333)	(2,761,081)

Operating costs and expenses for the second quarter of 2026 were RMB2,761 million (US$407 million), including RMB10 million share-based compensation expenses, compared with RMB1,875 million, including RMB2 million share-based compensation expenses for the same period of 2025.

•	Hotel operating costs for the second quarter of 2026 were RMB1,198 million (US$177 million), compared with RMB893 million for the same period of 2025. The increase was mainly due to the increase in variable costs, such as supply chain costs and hotel manager costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 64.5% of manachised and leased hotels’ revenues for the second quarter of 2026, compared with 61.7% for the same period of 2025.

•	Retail costs for the second quarter of 2026 were RMB765 million (US$113 million), compared with RMB451 million for the same period of 2025. The increase was associated with the rapid growth of our retail business. Retail costs accounted for 48.6% of retail revenues for the second quarter of 2026, compared with 46.7% for the same period of 2025.

•	Other operating costs for the second quarter of 2026 were RMB5 million (US$0.8 million), compared with RMB7 million for the same period of 2025.

•	Selling and marketing expenses for the second quarter of 2026 were RMB606 million (US$89 million), compared with RMB393 million for the same period of 2025. The increase was mainly due to our enhanced investment in branding and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 17.4% of net revenues for the second quarter of 2026, compared with 15.9% for the same period of 2025.

•	General and administrative expenses for the second quarter of 2026 were RMB130 million (US$19 million), including RMB9 million share-based compensation expenses, compared with RMB90 million, including RMB2 million share-based compensation expenses for the same period of 2025. Excluding the share-based compensation expenses, the increase was primarily due to an increase in labor costs. General and administrative expenses, excluding share-based compensation expenses, accounted for 3.5% of net revenues for the second quarter of 2026, compared with 3.6% for the same period of 2025.

•	Technology and development expenses for the second quarter of 2026 were RMB57 million (US$8 million), compared with RMB43 million for the same period of 2025. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business, and to improve customer experience. Technology and development expenses accounted for 1.6% of net revenues for the second quarter of 2026, compared with 1.7% for the same period of 2025.

Other operating income, net for the second quarter of 2026 was RMB44 million (US$6 million), compared with RMB3 million for the same period of 2025. The increase was mainly due to an increase in income from government subsidies.

Income from operations for the second quarter of 2026 was RMB773 million (US$114 million), compared with RMB596 million for the same period of 2025.

Income tax expense for the second quarter of 2026 was RMB255 million (US$38 million), compared with RMB192 million for the same period of 2025.

Net income for the second quarter of 2026 was RMB548 million (US$81 million), representing an increase of 29.0% compared with RMB425 million for the same period of 2025.

Adjusted net income (non-GAAP) for the second quarter of 2026 was RMB558 million (US$82 million), representing an increase of 30.8% compared with RMB427 million for the same period of 2025.

Basic and diluted income per share/American depositary share (ADS). For the second quarter of 2026, basic income per share was RMB1.35 (US$0.20), and diluted income per share was RMB1.33 (US$0.20). For the second quarter of 2026, basic income per ADS was RMB4.05 (US$0.60), and diluted income per ADS was RMB3.99 (US$0.60).

EBITDA (non-GAAP) for the second quarter of 2026 was RMB810 million (US$119 million), representing an increase of 33.3% compared with RMB608 million for the same period of 2025.

Adjusted EBITDA (non-GAAP) for the second quarter of 2026 was RMB821 million (US$121 million), representing an increase of 34.6% compared with RMB610 million for the same period of 2025.

Cash flows. Operating cash inflow for the second quarter of 2026 was RMB835 million (US$123 million). Investing cash inflow for the second quarter of 2026 was RMB282 million (US$42 million). Financing cash outflow for the second quarter of 2026 was RMB861 million (US$127 million).

Cash and cash equivalents and restricted cash. As of June 30, 2026, the Company had a total balance of cash and cash equivalents and restricted cash of RMB3.9 billion (US$582 million).

Debt financing. As of June 30, 2026, the Company had total outstanding borrowings of RMB237 million (US$35 million).

Outlook

For the full year of 2026, the Company currently expects total net revenues to increase by 30% compared with the full year of 2025.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Thursday, August 20, 2026 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Second Quarter of 2026 Earnings Conference Call Pre-registration Link: https://register-conf.media-server.com/register/BIe8138a580f784759b9c45dda51c9d597

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; adjusted net income per ordinary share - Diluted, which is defined as net income attributable to the Company excluding share-based compensation expenses divided by the number of weighted average ordinary shares used in calculating net income per ordinary share - Diluted; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income, adjusted net income per ordinary share – Diluted, and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, Atour is dedicated to creating an intimate ambiance where people can warmly connect. Guided by its people-serving philosophy, Atour continuously refines its products and services to curate exceptional experiences for every user.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	3,303,949	3,924,845	578,451
Short-term investments	2,562,745	1,797,192	264,873
Accounts receivable	341,446	421,368	62,102
Prepayments and other current assets	675,974	601,404	88,636
Amounts due from related parties	192,289	191,781	28,265
Inventories	278,802	173,927	25,633
Total current assets	7,355,205	7,110,517	1,047,960
Non-current assets
Restricted cash	16,223	22,720	3,349
Contract costs	134,268	139,108	20,502
Property and equipment, net	225,603	205,596	30,301
Operating lease right-of-use assets	1,108,548	889,953	131,163
Intangible assets, net	4,712	3,744	552
Goodwill	17,446	17,446	2,571
Other assets	51,905	48,906	7,208
Deferred tax assets	253,596	244,540	36,041
Total non-current assets	1,812,301	1,572,013	231,687
Total assets	9,167,506	8,682,530	1,279,647

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	230,201	260,815	38,439
Accounts payable	821,997	1,030,026	151,807
Deferred revenue, current	701,147	490,881	72,347
Salary and welfare payable	316,562	292,837	43,159
Accrued expenses and other payables	1,090,394	1,097,564	161,761
Income taxes payable	312,302	268,517	39,575
Short-term borrowings	250,000	235,000	34,635
Amounts due to related parties	2,886	2,628	387
Total current liabilities	3,725,489	3,678,268	542,110
Non-current liabilities
Operating lease liabilities, non-current	1,042,719	797,006	117,464
Deferred revenue, non-current	526,439	541,913	79,868
Long-term borrowings, non-current portion	2,000	2,000	295
Other non-current liabilities	290,058	303,075	44,668
Total non-current liabilities	1,861,216	1,643,994	242,295
Total liabilities	5,586,705	5,322,262	784,405

1 Translations of balances in the consolidated financial statements from RMB into US$ for the second quarter of 2026 and as of June 30, 2026 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 6.7851, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2026.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	246	238	35
Class B ordinary shares	56	56	8
Treasury shares	(326,400)	(40,834)	(6,018)
Additional paid in capital	1,758,365	758,401	111,774
Retained earnings	2,195,519	2,714,562	400,077
Accumulated other comprehensive loss	(34,307)	(59,817)	(8,816)
Total equity attributable to shareholders of the Company	3,593,479	3,372,606	497,060
Non-controlling interests	(12,678)	(12,338)	(1,818)
Total shareholders’ equity	3,580,801	3,360,268	495,242
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	9,167,506	8,682,530	1,279,647

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	1,299,194	1,725,369	254,288	2,331,377	3,293,417	485,390
Leased hotels	149,597	131,915	19,442	278,160	250,207	36,876
Retail	964,849	1,574,522	232,056	1,658,628	2,645,721	389,931
Others	54,909	58,541	8,627	106,198	112,243	16,543
Net revenues	2,468,549	3,490,347	514,413	4,374,363	6,301,588	928,740
Operating costs and expenses:
Hotel operating costs	(893,231)	(1,198,048)	(176,570)	(1,629,376)	(2,334,416)	(344,050)
Retail costs	(450,542)	(765,135)	(112,767)	(787,968)	(1,272,395)	(187,528)
Other operating costs	(6,593)	(5,198)	(767)	(14,221)	(9,656)	(1,423)
Selling and marketing expenses	(392,847)	(605,945)	(89,305)	(675,744)	(1,007,109)	(148,429)
General and administrative expenses	(89,546)	(129,917)	(19,147)	(251,359)	(269,801)	(39,764)
Technology and development expenses	(42,574)	(56,838)	(8,377)	(81,955)	(107,249)	(15,807)
Total operating costs and expenses	(1,875,333)	(2,761,081)	(406,933)	(3,440,623)	(5,000,626)	(737,001)
Other operating income, net	2,966	43,981	6,482	17,723	135,246	19,932
Income from operations	596,182	773,247	113,962	951,463	1,436,208	211,671
Interest income	22,437	8,758	1,291	41,717	17,885	2,636
Gain from short-term investments	8,674	11,708	1,726	18,525	23,503	3,464
Interest expense	(781)	(1,539)	(227)	(1,395)	(3,260)	(480)
Other (expenses) income, net	(9,791)	10,867	1,601	(15,900)	10,892	1,605
Income before income tax	616,721	803,041	118,353	994,410	1,485,228	218,896
Income tax expense	(191,871)	(255,114)	(37,599)	(325,982)	(473,817)	(69,832)
Net income	424,850	547,927	80,754	668,428	1,011,411	149,064
Less: net income attributable to non-controlling interests	619	210	31	1,494	340	50
Net income attributable to the Company	424,231	547,717	80,723	666,934	1,011,071	149,014

Net income	424,850	547,927	80,754	668,428	1,011,411	149,064
Other comprehensive loss
Foreign currency translation adjustments, net of nil income taxes	(15,399)	(17,089)	(2,519)	(24,754)	(25,510)	(3,760)
Other comprehensive loss, net of nil income taxes	(15,399)	(17,089)	(2,519)	(24,754)	(25,510)	(3,760)
Total comprehensive income	409,451	530,838	78,235	643,674	985,901	145,304
Comprehensive income attributable to non-controlling interests	619	210	31	1,494	340	50
Comprehensive income attributable to the Company	408,832	530,628	78,204	642,180	985,561	145,254
Net income per ordinary share
—Basic	1.02	1.35	0.20	1.61	2.47	0.36
—Diluted	1.01	1.33	0.20	1.59	2.45	0.36
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	416,249,651	406,464,388	406,464,388	415,473,352	409,057,566	409,057,566
—Diluted	419,793,860	410,476,026	410,476,026	419,500,241	413,112,175	413,112,175

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	766,503	835,227	123,097	768,471	1,127,552	166,181
Cash flows from investing activities:
Payment for purchases of property and equipment	(28,971)	(6,475)	(954)	(48,271)	(10,307)	(1,519)
Proceeds from disposal of property and equipment	-	-	-	4,740	-	-
Payment for purchases of intangible assets	(152)	(62)	(9)	(227)	(1,790)	(264)
Payment for purchases of short-term investments	(3,224,000)	(5,547,000)	(817,527)	(6,817,000)	(9,739,460)	(1,435,419)
Proceeds from maturities of short-term investments	2,482,370	5,835,180	859,999	5,612,366	10,528,516	1,551,711
Net cash (used in) generated from investing activities	(770,753)	281,643	41,509	(1,248,392)	776,959	114,509
Cash flows from financing activities:
Proceeds from borrowings	5,000	-	-	35,000	15,000	2,211
Repayment of borrowings	(10,000)	(5,000)	(737)	(30,000)	(30,000)	(4,421)
Proceeds from stock option exercises	11,885	1,874	276	13,331	5,365	791
Payment for dividends	(418,188)	(492,028)	(72,516)	(418,188)	(492,028)	(72,516)
Payment for share repurchases	-	(360,235)	(53,092)	-	(753,059)	(110,987)
Others	-	(5,383)	(793)	-	(5,383)	(793)
Net cash used in financing activities	(411,303)	(860,772)	(126,862)	(399,857)	(1,260,105)	(185,715)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(14,864)	(8,002)	(1,178)	(23,077)	(17,013)	(2,508)
Net (decrease) increase in cash and cash equivalents and restricted cash	(430,417)	248,096	36,566	(902,855)	627,393	92,467
Cash and cash equivalents and restricted cash at the beginning of the period	3,147,192	3,699,469	545,234	3,619,630	3,320,172	489,333
Cash and cash equivalents and restricted cash at the end of the period	2,716,775	3,947,565	581,800	2,716,775	3,947,565	581,800

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	424,850	547,927	80,754	668,428	1,011,411	149,064
Share-based compensation expenses, net of tax effect of nil[2]	1,838	10,302	1,518	103,387	36,785	5,421
Adjusted net income (non-GAAP)	426,688	558,229	82,272	771,815	1,048,196	154,485

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income per ordinary share - Diluted (GAAP)	1.01	1.33	0.20	1.59	2.45	0.36
Share-based compensation expenses, net of tax effect of nil per ordinary share[2]	0.00	0.03	0.00	0.25	0.09	0.01
Adjusted net income per ordinary share - Diluted (non-GAAP)	1.01	1.36	0.20	1.84	2.54	0.37

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2025	2026		2025	2026
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	424,850	547,927	80,754	668,428	1,011,411	149,064
Interest income	(22,437)	(8,758)	(1,291)	(41,717)	(17,885)	(2,636)
Interest expense	781	1,539	227	1,395	3,260	480
Income tax expense	191,871	255,114	37,599	325,982	473,817	69,832
Depreciation and amortization	12,786	14,464	2,132	25,996	29,092	4,288
EBITDA (non-GAAP)	607,851	810,286	119,421	980,084	1,499,695	221,028
Share-based compensation expenses	1,838	10,302	1,518	103,387	36,785	5,421
Adjusted EBITDA (non-GAAP)	609,689	820,588	120,939	1,083,471	1,536,480	226,449

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measure

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q2 2026	Closed in Q2 2026	As of June 30, 2026	As of June 30, 2026
Manachised hotels	101	14	2,156	239,389
Leased hotels	-	-	19	3,137
Total	101	14	2,175	242,526

		As of June 30, 2026
Hotel Brand	Positioning	Properties		Rooms
		Manachised	Leased
A.T. House	Luxury	-	1	214
SAVHE	Upscale	2	1	487
Atour S	Upscale	92	1	12,540
Atour Origin	Upper midscale	60	1	7,216
Atour	Upper midscale	1,611	13	183,410
Atour X	Upper midscale	174	2	18,635
Atour Light	Midscale	217	-	20,024
Total		2,156	19	242,526

	All Hotels in Operation
	Three Months Ended	Three Months Ended	Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026
Occupancy rate[3] (in percentage)
Manachised hotels	76.2%	70.5%	76.2%
Leased hotels	82.4%	77.5%	82.3%
All hotels	76.4%	70.6%	76.2%

ADR[3] (in RMB)
Manachised hotels	429.6	424.5	435.6
Leased hotels	590.7	574.4	597.4
All hotels	432.8	426.8	437.9

RevPAR[3] (in RMB)
Manachised hotels	339.9	309.4	343.1
Leased hotels	513.0	472.3	518.1
All hotels	343.1	311.6	345.4

	Hotels in Operation for More Than 18 Months in Q2 2026[4]
	Number of hotels		Same-hotel Occupancy[3] (in percentage)		Same-hotel ADR[3] (in RMB)		Same-hotel RevPAR[3] (in RMB)
	Q2 2025	Q2 2026	Q2 2025	Q2 2026	Q2 2025	Q2 2026	Q2 2025	Q2 2026
Manachised hotels	1,442	1,442	77.3%	76.5%	429.4	421.9	344.5	334.1
Leased hotels	18	18	83.3%	82.2%	576.3	564.1	504.3	486.0
All hotels	1,460	1,460	77.4%	76.6%	432.0	424.6	347.2	336.8

3 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

4 For any given period, we define “same-hotel” as a hotel that has operated for more than 18 calendar months as of the 15th day (inclusive) of any month within that period. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the given period, compared to the corresponding metrics generated by these “same hotels” during the same period in 2025.